UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

Spark Networks, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

84651P100

(CUSIP Number)

Great Hill Partners

Attn: Laurie T. Gerber

One Liberty Square, Boston, MA 02109

(617) 790-9430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 9, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 84651P100	2

1.	Names of reporting persons. Great Hill Investors, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 41,648
	9.	Sole dispositive power 0
	10.	Shared dispositive power 41,648
11.	Aggregate amount beneficially owned by each reporting person 41,648
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.2%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100	3

1.	Names of reporting persons. Great Hill Equity Partners II Limited Partnership
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,961,412
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,961,412
11.	Aggregate amount beneficially owned by each reporting person 2,961,412
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 12.8%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100	4

1.	Names of reporting persons. Great Hill Affiliate Partners II, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 112,823
	9.	Sole dispositive power 0
	10.	Shared dispositive power 112,823
11.	Aggregate amount beneficially owned by each reporting person 112,823
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 0.5%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100	5

1.	Names of reporting persons. Great Hill Partners GP II, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Massachusetts
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,074,235
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,074,235
11.	Aggregate amount beneficially owned by each reporting person 3,074,235
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 13.2%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100	6

1.	Names of reporting persons. Great Hill Equity Partners III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,592,617
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,592,617
11.	Aggregate amount beneficially owned by each reporting person 1,592,617
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.9%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100	7

1.	Names of reporting persons. Great Hill Partners GP III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,592,617
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,592,617
11.	Aggregate amount beneficially owned by each reporting person 1,592,617
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.9%
14.	Type of reporting person (see instructions) PN

SCHEDULE 13D

CUSIP No. 84651P100	8

1.	Names of reporting persons. GHP III, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,592,617
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,592,617
11.	Aggregate amount beneficially owned by each reporting person 1,592,617
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.9%
14.	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 84651P100	9

1.	Names of reporting persons. Matthew T. Vettel
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,634,265
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,634,265
11.	Aggregate amount beneficially owned by each reporting person 1,634,265
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 7.0%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100	10

1.	Names of reporting persons. Stephen F. Gormley
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 3,115,883
	9.	Sole dispositive power 0
	10.	Shared dispositive power 3,115,883
11.	Aggregate amount beneficially owned by each reporting person 3,115,883
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 13.4%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100	11

1.	Names of reporting persons. Christopher S. Gaffney
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,708,500
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,708,500
11.	Aggregate amount beneficially owned by each reporting person 4,708,500
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 20.3%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100	12

1.	Names of reporting persons. John G. Hayes
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 4,708,500
	9.	Sole dispositive power 0
	10.	Shared dispositive power 4,708,500
11.	Aggregate amount beneficially owned by each reporting person 4,708,500
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 20.3%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100	13

1.	Names of reporting persons. Michael A. Kumin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,592,617
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,592,617
11.	Aggregate amount beneficially owned by each reporting person 1,592,617
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.9%
14.	Type of reporting person (see instructions) IN

SCHEDULE 13D

CUSIP No. 84651P100	14

1.	Names of reporting persons. Mark D. Taber
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) Not applicable.
5.	Check Box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,592,617
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,592,617
11.	Aggregate amount beneficially owned by each reporting person 1,592,617
12.	Check Box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒
13.	Percent of class represented by amount in Row (11) 6.9%
14.	Type of reporting person (see instructions) IN

Introductory Note

This Amendment No. 10 amends the Schedule 13D filed on December 12, 2005, as amended by Amendment No. 1 filed on June 19, 2006, Amendment No. 2 filed on February 11, 2008, Amendment No. 3 filed on June 12, 2008, Amendment No. 4 filed on August 27, 2008, Amendment No. 5 filed on December 2, 2008, Amendment No. 6 filed on April 7, 2009, Amendment No. 7 filed on March 2, 2010, Amendment No. 8 filed on March 26, 2013, and Amendment No. 9 filed on May 7, 2013 (as amended, the “Schedule 13D,” and together with this Amendment No. 10, the “Statement”).

This Amendment No. 10 is being filed in order to reflect the sale of 856,500 shares of Common Stock by the Reporting Persons as described in Item 4 of Amendment No. 9 filed on May 7, 2013, in connection with the exercise by the Underwriters of the over-allotment option described therein. Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

The first and second paragraph of Item 5 are hereby amended and restated in their entirety as follows:

(a) Based upon the number of shares of Common Stock outstanding as of April 30, 2013 (as reported in the Issuer’s Prospectus Supplement filed with the Securities Exchange Commission on May 1, 2013) and giving effect to (a) the assumed exercise of the Option Shares and (b) the issuance and sale of 2,140,000 shares of Common Stock by the Issuer in the Offering: (i) GHI directly beneficially owns an aggregate of 41,648 shares of Common Stock, representing approximately 0.2% of the shares of Common Stock; (ii) GHEP II directly beneficially owns an aggregate of 2,961,412 shares of Common Stock (including options to purchase 31,728 shares of Common Stock), representing approximately 12.8% of the shares of Common Stock; (iii) GHAP II directly beneficially owns an aggregate of 112,823 shares of Common Stock (including options to purchase 1,208 shares of Common Stock), representing approximately 0.5% of the shares of Common Stock; (iv) GHEP III directly beneficially owns an aggregate of 1,592,617 shares of Common Stock (including options to purchase 17,064 shares of Common Stock), representing approximately 6.9% of the shares of Common Stock; (v) GPII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP II and GHAP II, representing approximately 13.2% of the shares of Common Stock; (vi) GHEPIIIGP may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III, representing approximately 6.9% of the shares of Common Stock; (vii) GPIII may be deemed to indirectly beneficially own the Common Stock beneficially owned by GHEP III and that may be deemed indirectly beneficially owned by GHEPIIIGP, representing approximately 6.9% of the shares of Common Stock; (viii) each of Hayes and Gaffney may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI, GPII and GPIII, representing approximately 20.3% of the Common Stock; (ix) Vettel may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI and GPIII, representing approximately 7.0% of the Common Stock; (x) Gormley may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GHI and GPII, representing approximately 13.4% of the Common Stock; and (xi) each of Kumin and Taber may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by GPIII, representing approximately 6.9% of the Common Stock. Except to the extent of their pecuniary interest therein, each Controlling Person, GPII, GPIII, and GHEPIIIGP disclaims beneficial ownership of the Common Stock, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of the Common Stock.

(b) Number of shares as to which such Reporting Person has:

(i)	Sole power to vote or direct the vote: See Line 7 of cover sheets.

(ii)	Shared power to vote or to direct the vote: See Line 8 of cover sheets.

(iii)	Sole power to dispose or to direct the disposition of: See Line 9 of cover sheets

(iv)	Shared power to dispose or to direct the disposition of: See Line 10 of cover sheets

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of May 7, 2013, by and among the Reporting Persons.*

*	Previously filed.

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S I G N A T U R E

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: May 9, 2013

GREAT HILL INVESTORS, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS II LIMITED PARTNERSHIP

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL AFFILIATE PARTNERS II, L.P.

By: GREAT HILL PARTNERS GP II, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL EQUITY PARTNERS III, L.P.

By: GREAT HILL PARTNERS GP III, L.P., its General Partner

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GREAT HILL PARTNERS GP II, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

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GREAT HILL PARTNERS GP III, L.P.

By: GHP III, LLC, its General Partner

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

GHP III, LLC

By:	/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*
Title:	A Manager

/s/ Christopher S. Gaffney
Name:	Christopher S. Gaffney*

/s/ Stephen F. Gormley
Name:	Stephen F. Gormley*

/s/ John G. Hayes
Name:	John G. Hayes*

/s/ Matthew T. Vettel
Name:	Matthew T. Vettel*

/s/ Michael A. Kumin
Name:	Michael A. Kumin*

/s/ Mark D. Taber
Name:	Mark D. Taber*

*By:	/s/ Laurie T. Gerber
Name:	Laurie T. Gerber
Title:	Attorney in fact

17